Skadden, Arps, Slate, Meagher & Flom llp One Rodney Square
P.O. Box 636 Wilmington, Delaware 19899-0636 ________ TEL: (302) 651-3000 FAX: (302) 651-3001 www.skadden.com

FIRM/AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

March 8, 2023

VIA EDGAR

Mr. Perry J. Hindin Special Counsel Division of Corporation Finance Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

RE:	AlerisLife Inc.

Schedule 13E-3/Schedule TO-T filed February 17, 2023, as amended

Filed by ABP Acquisition 2 LLC and ABP Acquisition LLC

File No. 005-62369

Dear Mr. Hindin:

I am writing on behalf of ABP Acquisition LLC (“Parent”) and ABP Acquisition 2 LLC, its wholly owned subsidiary (“Purchaser”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated March 3, 2023 (the “Comment Letter”) with respect to the above-referenced Schedule 13E-3/Schedule TO-T, as filed with the Commission on February 17, 2023 (as amended, the “Tender Offer Documents”).

This letter and Parent and Purchaser’s Amendment No. 2 to the Tender Offer Documents are being filed with the Commission electronically via the EDGAR system today.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings given to them in the Tender Offer Documents.

Perry J. Hindin

March 8, 2023

General

1.	In your response letter, please provide your analysis as to why you have not included Mr. Portnoy and ABP Trust as bidders in the tender offer. We note, for example, that (i) Mr. Portnoy is the sole director of Parent, (ii) Parent is a wholly owned subsidiary of ABP Trust, (iii) Mr. Portnoy is the sole trustee and controlling shareholder and an officer of ABP Trust, and (iv) disclosure in the Background sections of both the Offer to Purchase and the Schedule 14D-9 filed by ALR on February 17, 2023 indicates that Mr. Portnoy played a significant role in initiating, structuring and negotiating the tender offer. Alternatively, please revise to include Mr. Portnoy (as well as any applicable affiliated entities) as a filer on the Schedule TO/13E-3 and revise the Offer to Purchase to include all required disclosure as to him individually (to the extent not already provided). See “Identifying the Bidder in a Tender Offer,” Section II.D.2 Mergers and Acquisitions – Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000) (available on our website at www.sec.gov) for guidance. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Response: In response to the Staff’s comment, the Tender Offer Documents have been revised to include Mr. Portnoy and ABP Trust as bidders in the tender. The required disclosures about each such filing person have been provided in the appropriate sections of the Tender Offer Documents. Please see Amendment No. 2 under the heading “Certain Information Concerning the Purchaser Group.” While the Tender Offer Documents have been amended to include Mr. Portnoy and ABP Trust as bidders, Parent does not believe that such addition is material to the decision by ALR stockholders whether to tender, hold or sell their Shares because the relationship between Parent, ABP Trust and Mr. Portnoy, as well as Mr. Portnoy’s involvement in the Offer, have been previously disclosed in the Schedule TO. Accordingly, we do not believe that the addition of Mr. Portnoy and ABP Trust as bidders would require dissemination of new offering materials or an extension of the length of the Offer.

2.	Given Mr. Portnoy’s status as Managing Director of ALR and Chair of ALR’s Board of Directors, combined with his role in negotiating the going-private transaction with ALR, as discussed in the preceding comment, please advise why Mr. Portnoy is not an affiliate of ALR engaged in the Rule 13e-3 transaction and should not be listed as a signatory to the Schedule TO/13E-3 signature page and included as a filing person. Alternatively, to the extent Mr. Portnoy is not a bidder in the tender offer, please advise why Mr. Portnoy is not subject to Exchange Act Rule 13e-3(d), (e) and (f), which includes the obligation to file a Schedule 13E-3.

Response: In response to the Staff’s comment, the Tender Offer Documents have been revised to include each of Mr. Portnoy and ABP Trust as additional filing persons. The required disclosures about each filing person have been provided in the appropriate sections of the Tender Offer Documents.

Perry J. Hindin

March 8, 2023

3.	Please advise why DHC is not an affiliate of ALR engaged in the Rule 13e-3 transaction and subject to Exchange Act Rule 13e-3(d), (e) and (f). We note that (i) DHC is currently ALR’s largest stockholder, beneficially owning approximately 31.9% of the outstanding Shares of ALR, (ii) ALR Board Chairman Mr. Portnoy also serves as the chair of the board of trustees and as a managing trustee of DHC and Jennifer B. Clark, a Managing Director and Secretary of the Company, also serves, according to the last paragraph on page 20, as a managing trustee and secretary of DHC, (iii) Mr. Portnoy’s offer to acquire ALR was subject to, among other things, consent of DHC pursuant to its master management agreement with ALR, (iv) pursuant to the DHC Consent and Amendment Agreement, DHC would (w) consent to Parent’s acquisition of the shares of Common Stock that DHC did not already own, (x) waive any event of default arising out of certain agreements between DHC and ALR, (y) tender its shares of ALR into the Offer and (z) have the right, but not the obligation, subject to and following the consummation of the Merger, to purchase, in a single private transaction, on or before December 31, 2023, a number of shares of the surviving corporation in an amount constituting a percentage of the then issued and outstanding shares of the surviving corporation up to the percentage that the DHC ALR Shares constituted of the fully-diluted Shares as of immediately prior to the Offer. We also note disclosure in the Schedule 14D-9 filed by ALR that on January 6, 2023, the Special Committee acknowledged that “running a formal process to solicit additional proposals [other than Parent’s proposal] would…be unlikely to identify a suitable buyer and that any such buyer may not have the ability to obtain the necessary consents [from DHC] for such an acquisition.” Based on the above facts, it would appear that DHC and ALR are under common control of Mr. Portnoy and the going-private transaction would not be possible without DHC taking affirmative steps to enable Purchaser’s acquisition of the shares.

Response: Parent respectfully advises the Staff that, after careful consideration of Rule 13e-3, the Commission’s Current Issues and Rulemaking Projects Outline (November 14, 2000) (the “Outline”) and the Division of Corporation Finance’s Compliance & Disclosure Interpretations 201.05 (“C&DI 201.05”), Parent continues to believe that DHC is not “engaged” in the Rule 13e-3 transaction and, therefore, DHC is not required to be a filing person on the Schedule 13E-3.

Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. C&DI 201.05 explains that two issues may be raised with respect to the determination of "filing person" status, namely (1) whether the entities or persons are "affiliates" of the issuer within the scope of Rule 13e-3(a)(1) and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction. Section II.D.3 of the Outline notes that whether a particular affiliate of an issuer is “engaged” in a going private transaction is an issue separate from the determination that such person is an affiliate and depends on the relevant facts and circumstances of the transaction.

Perry J. Hindin

March 8, 2023

While DHC could be viewed as affiliate, as that term is commonly interpreted under the securities laws, of ALR, Parent and Purchaser respectfully submit that DHC is not “engaged” in the Rule 13e-3 transaction. The transactions contemplated by the Merger Agreement require DHC’s consent because of the Charter Ownership Limit and the Bylaw Ownership Limit (collectively, the “Ownership Limits”) within ALR’s charter. DHC is a real estate investment trust (a “REIT”) that owns, among other types of properties, senior living communities that are managed by ALR, and the Ownership Limits are intended to preserve DHC’s status as a REIT. Given the Ownership Limits, Parent negotiated with DHC to obtain DHC’s consent to the proposed transactions prior to finalizing the Merger Agreement.

Mr. Portnoy does not control DHC and did not direct DHC during its negotiations concerning the Rule 13e-3 transaction. DHC is a publicly traded company controlled by board of seven trustees, five of which are independent, disinterested trustees who are unaffiliated with Parent or Mr. Portnoy. Mr. Portnoy beneficially owns only 1.1% of DHC’s common stock. Although Mr. Portnoy is one of the trustees of DHC, the independent trustees of DHC determined whether to communicate with Parent regarding the Rule 13e-3 transaction. After the independent trustees determined that it was in DHC’s best interest to participate in such negotiations, the independent trustees negotiated on behalf of DHC. Further, DHC was represented by independent legal counsel during these negotiations. Mr. Portnoy did not participate in deliberations of DHC’s board of trustees with respect to DHC’s consent to the Rule 13e-3 transaction; all of DHC’s decisions related to such consent were made by the independent trustees of DHC.

DHC consented to the Rule 13e-3 transaction based on the terms and conditions of the Merger Agreement. However, DHC did not control the terms and conditions of the Merger Agreement. As described in the Offer to Purchase, the terms and conditions of the Merger Agreement are the product of extensive negotiations between Parent, the special committee of ALR which was comprised solely of independent directors and the special committee’s financial and legal advisors. DHC was not involved in negotiating the terms of the transaction and did not participate in meetings with ALR or Parent. DHC did not initiate, structure or negotiate the tender offer. DHC is not a party to the Merger Agreement contemplating the tender offer. Further, DHC is not providing capital or making any investments in connection with the Offer, and DHC will not beneficially own the securities purchased by Purchaser in the Offer. Indeed, DHC and its subsidiary have committed to tender all of the Shares they own into the Offer. Following consummation of the Offer and Merger, DHC will not control ALR or be its parent company.

For the foregoing reasons, Parent respectfully submits that the above facts and circumstances demonstrate that DHC is not “engaged in” the transaction within the meaning of Rule 13e-3 and related Staff interpretations.

Position of Parent Regarding the Fairness of the Transaction, page 15

4.	Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding two comments. For example, please provide the information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comments. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation MA and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

Response: In response to the Staff’s comment, the Tender Offer Documents have been revised to include the applicable disclosure and signatures with respect to each new filing person.

Perry J. Hindin

March 8, 2023

Background of the Offer; Contacts with ALR, page 6

5.	Disclosure in the last full paragraph on page 12 describes a letter sent by the chief executive manager of Party B to Saul Ewing. Please expand the background section to indicate the outcome of that communication.

Response: Parent acknowledges the Staff’s comment and has amended the disclosure in the section entitled “1. Background of the Offer; Contacts with ALR” on page 9 of the Offer to Purchase.

Position of Parent Regarding the Fairness of the Transaction, page 14

6.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section of the Offer to Purchase to include the factors described in clauses (ii), (iv) and (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to Parent’s fairness determination. If the procedural safeguard in Item 1014(c) was not considered, please explain why Parent believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. To the extent clause (vi) of Instruction 2 is inapplicable, and while we acknowledge the disclosure in clause (iv) found on page 19, please consider supplementing the disclosure to clarify that the filing persons, including any filing persons added in response to our preceding comments, did not purchase Shares in the past two years.

Perry J. Hindin

March 8, 2023

Response: Parent acknowledges the Staff’s comment and has amended the caption and disclosure in the section entitled “2. Position of Parent Regarding the Fairness of the Transaction” on page 14 of the Offer to Purchase to include (A) a discussion of the factors described in clauses (ii), (iv) and (vi) of Instruction 2 to Item 1014 of Regulation M-A and (B) a disclosure that explains why Parent and Mr. Portnoy believe that the Rule 13e-3 transaction is fair in the absence of the procedural safeguard described in Item 1014(c) of Regulation M-A.

Effects of the Offer, page 17

7.	Please revise the disclosure in this paragraph to provide the dollar amounts specified in Instruction 3 to Item 1013.

Response: Parent acknowledges the Staff’s comment and has amended the disclosure in the section entitled “3. Purpose of the Offer and Plans for ALR” on page 16 of the Offer to Purchase.

*    *    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (302) 651-3250.

Sincerely,

/s/ Faiz Ahmad
Faiz Ahmad

cc:     Jennifer B. Clark, ABP Acquisition LLC